                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                   FORM 6-K



                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934



                         For the month of April, 1998


                                OZEMAIL LIMITED
                                ACN 066 387 157



                OZEMAIL CENTRE, 39 HERBERT STREET, ST. LEONARDS
                          NSW 2065, SYDNEY, AUSTRALIA
                   (Address of Principal Executive Offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


  Form 20-F   X *    Form 40-F
            ----               -----

  (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

  Yes          No   X
      -----       -----
_________________________
*As a foreign private issuer, OzEmail Limited ("OzEmail") is eligible to file annual reports under cover of Form 20-F or Form 10-K. For fiscal year 1997, OzEmail filed an annual report on Form 10-K with the Securities and Exchange Commission.

                                OZEMAIL LIMITED
                                   FORM 6-K



                                  APRIL 1998

1.  ACQUISITION OF ASSETS

  On April 2, 1998, OzEmail Limited ("OzEmail") announced its purchase of the internet access division of Camtech (SA) Pty ("Camtech").

  Attached as Exhibit 99.1 is a copy of the April 2, 1998 press release announcing the completion of the transaction, which press release is incorporated herein.

                                 SIGNATURES


  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    OZEMAIL LIMITED



Date: April 8, 1998                 By /s/ Steven Ezzes
                                      -----------------
                                    Steven Ezzes
                                    Director, Authorized U.S. Representative